Item 77C - DWS Global Commodities Stock Fund, Inc.

Registrant incorporates by reference its Proxy Statement dated October 2, 2006 and filed on October 2, 2006
(Accession No. 0000950123-06-012241).

A Special Meeting of Shareholders (the "Meeting") of
DWS Global Commodities Stock Fund, Inc. (the "Fun") was held on October 31, 2006, at the offices of Deutsche Asset Management, 345 Park Avenue, New York, New York 10154. At the Meeting, the following matters were voted upon by the shareholders (the resulting votes are presented below):

1.	To elect Class I Directors of the Fund:


Number of Votes:

For
Withheld
Henry P. Becton, Jr.
18,279,548
757,405
Dawn-Marie Driscoll
18,276,206
760,747
Martin J. Gruber
18,277,585
759,368
Axel Schwarzer
18,266,028
770,925


G:\sec_reg\NSAR\2006\123106\Item 77C DWS Global Commodities
Stock Fund, Inc..doc